UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Registrant’s Certifying Accountant

Ostin Technology Group Co., Ltd., a Cayman Islands exempted company (the “Company”) is furnishing this Current Report on Form 6-K to report the termination of TPS Thayer, LLC(“TPS Thayer”) as its independent registered public accounting firm effective as of September 23, 2024, and that the Company has appointed Audit Alliance LLP (“Audit Alliance”) as the successor independent registered public accounting firm of the Company effective as of September 23, 2024, to perform independent audit services for the fiscal year ended September 30, 2024. The termination of TPS Thayer and the appointment of Audit Alliance have been considered and approved by the Audit Committee of the Company on September 20, 2024 and the Board of Directors of the Company on September 23, 2024.

The audit report of TPS Thayer on the financial statements of the Company as of and for the years ended September 30, 2023 and 2022, did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with TPS Thayer on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of TPS Thayer’s engagement up to the date of termination which disagreements that, if not resolved to TPS Thayer’s satisfaction, would have caused TPS Thayer to make reference in connection with its opinion to the subject matter of the disagreement. There were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided TPS Thayer with a copy of this Form 6-K and requested that TPS Thayer provide the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of TPS Thayer’s letter is furnished as Exhibit 16.1 to this Form 6-K.

During the Company’s two most recent fiscal years and through the subsequent interim period on or prior to the appointment of Audit Alliance, neither the Company nor someone on its behalf has consulted with Audit Alliance on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Audit Alliance concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the fiscal year ended September 30, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-279177) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from TPS Thayer, LLC dated October 4, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

Date: October 4, 2024	By:	/s/ Tao Ling
	Name:	Tao Ling
	Title:	Chief Executive Officer

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